03012874

TED STATES
EXCHANGE COMMISSION
ıgton, D.C. 20549

UF 3-6-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

*AH 3/5/2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/17/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER → N: Hedge Fund Capital Partners LLC

K + K Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

850 Third Avenue, 10th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Alfano (212) 729-5240
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

BJD 3/20

OATH OR AFFIRMATION

I, MICHAEL ALFANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K & K Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

NOTARY PUBLIC
Gregg Giaquinto
State of New York
No: 02GI6022092
Expires On 03/22/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K + K SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

K + K SECURITIES, LLC
(A Development Stage Company)

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
K + K Securities, LLC
(A Development Stage Company)

We have audited the accompanying statement of financial condition of K + K Securities, LLC (A Development Stage Company) (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of K + K Securities, LLC (A Development Stage Company) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 29, 2003

Member AGN Affiliated Offices Worldwide

K + K SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	142,073
Due from clearing broker, including clearing deposit of $100,000		100,000
Equipment, net		7,350
	$	249,423
LIABILITIES AND MEMBERS' EQUITY		
Liabilities, accrued expenses		42,500
Commitments and contingencies		
Members' equity		206,923
	$	249,423

See accompanying notes to financial statements.

1. Nature of operations

K + K Securities, LLC (A Development Stage Company) (the "Company") was organized under the laws of the State of Delaware as a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company, which is headquartered in New York City, plans to engage in personalized service consulting for start-up hedge funds. The Company is majority-owned by Electronic Trading Group, L.L.C. ("ETG") a Managing Member of the Company.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company will clear its securities transactions on a fully disclosed basis through its clearing broker.

2. Summary of significant accounting policies

Development Stage

The Company is in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting for Development Stage Enterprises". To date, the Company has not generated revenues and has devoted its efforts to various start-up activities.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company uses the straight-line method over an estimated useful life of 5 years.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their respective share of the Company's income or loss on their income tax returns. The Company is subject to the New York City Unincorporated Business Tax ("UBT") on its non-trading income generated in New York City. As of December 31, 2002, the Company did not generate taxable non-trading income and, therefore, there was no UBT provision.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002 the Company's net capital was approximately $185,000, which was approximately $85,000 in excess of its minimum requirement of $100,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Commitment and related party transaction

The Company entered into an agreement with ETG in which ETG will provide back office administration, risk management, compliance and accounting services for a one year period to the Company. The agreement, which provides for a $4,000 monthly fee, will automatically renew for an additional one year term unless terminated with 90 days written notification from either party. In the event ETG exercises its right not to renew, ETG will be obligated to continue to provide services for up to six months during the transition period. Occupancy expense and accrued expenses includes $28,000 related to this agreement.

6. Off-balance sheet risk

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions will be carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker will monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to this agreement.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities will involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.